EXHIBIT 99.1

Stolt-Nielsen Limited, Golar LNG Ltd and Höegh LNG Holdings Ltd Announce Joint $182 Million Investment in Avenir LNG Ltd

Hamilton, Bermuda, 01 October 2018 - Golar LNG Limited ("Golar LNG" or "Golar") announced today an investment of USD 24.75 million in Avenir LNG Ltd. The investment is part of a combined commitment of up to USD 182 million from Stolt-Nielsen Ltd. ("Stolt-Nielsen"), Höegh LNG Holdings Ltd. ("Höegh LNG") and Golar for the pursuit of opportunities in small-scale LNG, including the delivery of LNG to areas of stranded demand, the development of LNG bunkering services and supply to the transportation sector.

Avenir LNG intends to utilize the best-in-class capabilities of its anchor investors to build a global presence as the leading provider of small-scale LNG, and it will be among the first movers in this market with a fleet of small-scale LNG carriers and terminals. The market for small-scale LNG is rapidly expanding, with great potential to be realized in the off-grid power, transportation and bunkering markets because of high-margin oil-to-gas switching, policy changes and environmental benefits of consuming LNG relative to alternative fossil fuels. The forthcoming IMO 2020 regulations are one of many driving factors for increased small-scale LNG consumption, and Avenir LNG plans to introduce safe and efficient ship-to-ship bunkering services at key strategic ports to meet and develop demand for LNG as a marine fuel.

Avenir LNG was originally formed by Stolt-Nielsen in 2017 to provide LNG to markets lacking access to LNG pipelines. Stolt-Nielsen will consolidate all its LNG activities into Avenir, including four small-scale LNG carriers currently under construction at Keppel Singmarine in Nantong, China, and an LNG terminal and distribution facility under development in the Italian port of Oristano, Sardinia. Avenir LNG plans to source and ship LNG to the terminal using small LNG carriers, and distribute the LNG in trucks and through regasification into the local gas grid.

Golar LNG and Höegh LNG will each hold an initial share of 25% of Avenir LNG, while Stolt-Nielsen will remain the largest shareholder with ownership of 50%. Subsequent to the initial capital raise, Avenir LNG contemplates a public listing on the Oslo Over-The-Counter market during 2018.

Commenting on the transaction, Iain Ross, Chief Executive Officer of Golar LNG, said, "Small scale LNG transportation and distribution represents an exciting new market with significant growth prospects.   Avenir is the right vehicle for this market entry and its formation builds on the teaming agreement signed with Stolt-Nielsen in June 2015.  The addition of Höegh LNG will allow Avenir to create a business with the experience and scale to tackle all aspects of small scale LNG."

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

October 1, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Graham Robjohns

Stuart Buchanan